SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. 6617; File No. 803-00265

Jeffrey Management Company; Notice of Application

May 30, 2024

<u>Agency</u>:   Securities and Exchange Commission (the "Commission").

<u>Action</u>:   Notice.

Notice of application for an exemptive order under the Investment Advisers Act of 1940 (the "Advisers

Act").

<u>Applicant</u>:   Jeffrey Management Company (the "Applicant").

<u>Relevant Advisers Act Sections</u>:   Exemption requested under Section 202(a)(11)(H) of the Advisers

Act from Section 202(a)(11) of the Advisers Act.

<u>Summary of Application</u>:   The Applicant requests that the Commission issue an order declaring

the Applicant to be a person not within the intent of Section 202(a)(11) of the Advisers Act, which

defines the term "investment adviser."

<u>Filing Dates</u>:   The application was filed on September 26, 2023, and amended on March 18, 2024,

April 9, 2024 and April 22, 2024.

<u>Hearing or Notification of Hearing</u>:   An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by emailing the Commission's

Secretary at <u>Secretarys-Office@sec.gov</u> and serving the Applicant with a copy of the request by email.

Hearing requests should be received by the Commission by 5:30 p.m. on June 24, 2024, and should be

accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a

certificate of service.   Pursuant to Rule 0-5 under the Advisers Act, hearing requests should state the

nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.   Persons may request notification of a hearing by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

Addresses: The Commission: Secretarys-Office@sec.gov. Applicant: Jeffrey Management Company, c/o Kerry Houghton, at khoughton@jeffreyfc.com and Dan L. Jaffe, Vorys, Sater, Seymour and Pease LLP, at DLJaffe@vorys.com.

For Further Information Contact: Matthew Cook, Senior Counsel, or Marc Mehrespand, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application.   The complete application may be obtained via the Commission's website either at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html or by calling the SEC's Public Reference Room at (202) 551-8090.

Applicant's Representations:

1.   In April 2017, Jeffrey LLC, a Delaware limited liability company ("Jeffrey LLC") obtained an order from the Commission under Section 6(c) of the Investment Company Act (the "Investment Company Act") exempting Jeffrey LLC from all provisions of the Investment Company Act and all rules and regulations thereunder.[1] The Jeffrey LLC Order, in part, permitted Jeffrey LLC, a private investment company wholly owned and controlled by a single family, to exceed 100 beneficial owners. The family members at issue are the descendants of Joseph A. Jeffrey (1836-1928) ("J.A. Jeffrey").

2.   At the same time, Jeffrey LLC's family office entities, Katahdin Asset Management LLC, a Delaware limited liability company ("Katahdin"), and The Jeffrey Company, an Ohio corporation ("TJC"), obtained exemptive orders from the Commission under Section 202(a)(11)(H) of the

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[1]   Jeffrey LLC, Investment Company Act Release 32526 (March 7, 2017) (notice), and Investment Company Act Release 32590 (April 4, 2017) (order) ("Jeffrey LLC Order").

Advisers Act.[2] These exemptive orders were sought to permit each of Katahdin and TJC to advise Jeffrey LLC, which, once it exceeded the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act, would no longer meet the definition of Family Client under Rule 202(a)(11)(G)-1(d)(4) under the Advisers Act (the "Family Office Rule"), without potentially losing their respective statuses as family offices for purposes of the Family Office Rule.[3] In 2020, Katahdin underwent a statutory conversion (the "Conversion") into Jeffrey Fiduciary Company, an Ohio Corporation and private trust company ("JFC").[4]

3.   Each of Jeffrey LLC, JFC (as the successor by conversion to Katahdin) and TJC continues to meet all the conditions imposed under their respective exemptive orders.

4.   The Applicant, an Ohio corporation, was formed on September 7, 2023 as an initial step in a proposed Restructuring (as defined below), involving management services provided by JFC to TJC and Jeffrey LLC. The Applicant is a wholly-owned subsidiary of TJC. The Applicant is governed by TJC, in TJC's capacity as the sole shareholder of the Applicant, and by the Applicant's sole corporate director and president.

5.   For business reasons, TJC's Board of Directors (the "Board") is proposing an affiliate restructuring in which all JFC employees would be transferred to the Applicant (the "Restructuring"). As part of the Restructuring, all JFC employees would be transferred to the Applicant, which will provide certain services. Specifically, after the Restructuring, the Applicant would provide advisory and non-advisory services to Jeffrey LLC, TJC and JFC, with the

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[2]   Katahdin Asset Management LLC, Investment Advisers Act Release 4660 (March 7, 2017) (notice) and Investment Advisers Act Release 4680 (April 4, 2017) (order), and The Jeffrey Company, Investment Advisers Act Release 4659 (March 7, 2017) (notice) and Investment Advisers Act Release 4681 (April 4, 2017) (order).

[3]   Unless otherwise defined herein, capitalized terms have the same meaning as defined in the Family Office Rule.

[4]   The Applicant represents that, under applicable state law, the Conversion had the following effects, among others: (i) Katahdin was continued in JFC; (ii) Katahdin as a Delaware limited liability company ceased to exist; and (iii) all assets and liabilities of Katahdin continued in JFC. All of the Katahdin employees continued with JFC as well, such that JFC became the successor of Katahdin in law and in fact.

Applicant's own employees, pursuant to management agreements and subject to the direction of the Board. The Applicant seeks an exemptive order to enable it to operate generally in the same manner as JFC currently operates.

6.   The Applicant represents that (i) each of the persons to be served by the Applicant would be a Family Client, i.e., the Applicant would have no investment advisory clients other than Family Clients as required by paragraph (b)(1) of the Family Office Rule (with the possible exception of Jeffrey LLC), (ii) the Applicant is wholly-owned by TJC, a Family Client, and is exclusively controlled by TJC, in TJC's capacity as the sole shareholder of the Applicant, and by the Applicant's sole corporate director and president, Kerry J. Houghton, a Family Member, as required by paragraph (b)(2) of the Family Office Rule, and (iii) the Applicant does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule.

7.   The Applicant represents that, once the Restructuring occurs, the Applicant would have a "client" (Jeffrey LLC) that, to the extent Jeffrey LLC has exceeded (or in the future exceeds) the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act, no longer would qualify as a Family Client.

Applicant's Legal Analysis:

1.   Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities."

2.   Absent the requested order, the Applicant would fall within the definition of "investment adviser" under Section 202(a)(11) of the Advisers Act. Although the Family Office Rule provides an

exclusion from the definition of investment adviser, the Family Office Rule requires that all "clients" be Family Clients. Once the Restructuring occurs, however, the Applicant would have a "client" (Jeffrey LLC) that, to the extent it has exceeded (or in the future exceeds) the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act, no longer would qualify as a Family Client. The Applicant does not qualify for any of the exemptions from registration as an investment adviser set forth in Section 203(b) of the Advisers Act and, because the Applicant has regulatory assets under management of more than $110 million, the Applicant is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act. Therefore, absent relief, the Applicant would be required to register as an investment adviser under Section 203(a) of the Advisers Act.

3.   The Applicant submits that, if the Restructuring occurs, the Applicant's clients will be TJC and JFC, each of which is a Family Client, in addition to Jeffrey LLC (which is already a client of JFC). The Applicant further submits that, in the event Jeffrey LLC were to exceed the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act, the Applicant's relationship with Jeffrey LLC would not change the nature of the Applicant into that of a commercial advisory firm. In support of this argument, the Applicant notes that Jeffrey LLC would continue to be held entirely by Family Clients, and the Applicant would continue not to hold itself out to the public as an investment adviser. The Applicant represents that Jeffrey LLC would continue to be managed and controlled by TJC, which in turn is managed by the Board, a majority of the members of which are Family Members.

4.   The Applicant states that, in requesting the order, the Applicant is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. Further, Jeffrey LLC has received from the Commission an order exempting Jeffrey LLC

from all of the provisions of the Investment Company Act and all rules and regulations thereunder, under conditions that include: (a) that interests in Jeffrey LLC have not been and will not be offered or sold to the public, and that Jeffrey LLC will neither admit as a new investor, nor permit the assignment or transfer of any interest in Jeffrey LLC to, any individual or entity that is not a Family Client; (b) Jeffrey LLC at all times will be controlled by Family Members and/or "family entities" (as defined under the Family Office Rule) that are Family Clients; and (c) a majority of the board of directors of Jeffrey LLC will consist of Family Members, with limited exception.

5.   The Applicant also submits that there is no public interest in requiring the Applicant to be registered under the Advisers Act. The Applicant is a private organization that was formed to be the new "family office" for the descendants of J.A. Jeffrey. If the Restructuring occurs, the Applicant's sole clients will be Jeffrey LLC, TJC and JFC; and the Applicant will have no clients other than Family Clients. The Applicant represents that such services would not change or be affected in the event Jeffrey LLC were to exceed the 100 beneficial owner limitation of Section 3(c)(1) of the Investment Company Act. In addition, the provision of the advisory services described above to the Family Clients described above does not create any public interest that would require the Applicant to be registered under the Advisers Act that is different in any manner from the considerations that apply to a "family office" that complies in all respects with the Family Office Rule.

6.   The Applicant argues that, although the Family Office Rule largely codified the exemptive orders that the Commission had previously issued before the enactment of the Dodd- Frank Wall Street Reform and Consumer Protection Act, the Commission recognized in proposing the Family Office Rule that the exact representations, conditions, or terms contained in every exemptive order could not be captured in a rule of general applicability. The Commission noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did

not meet the proposed "family client" definition, and stated that certain issues would be more appropriately addressed through an application seeking an exemptive order than through a rule of general applicability.

7.   The Applicant notes that, in addition to the exemptive orders issued to Katahdin and TJC, the Commission has issued other orders subsequent to the adoption of the Family Office Rule, and that each of those orders treated the applicant as a Family Office even though the applicant was providing advisory services to persons who did not fall within the definition of "Family Client." The Applicant states that, in this case, the Restructuring would move the locus of the principal family office to a new entity, the Applicant, without changing any of the material facts that were the subject of the order issued to Katahdin (as well as the order issued to TJC). Specifically, the Applicant will provide services to one or more Family Clients that are currently Family Clients for which Katahdin's successor, JFC, provides services, except that (a) the Applicant also will provide services to JFC (a Family Client) and (b) one of the Applicant's clients, Jeffrey LLC, relies, or may rely, on the Jeffrey LLC Order.

8.   For the foregoing reasons, the Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(11) of the Advisers Act. The Applicant submits that the order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

Applicant's Conditions:

1.   The Applicant will offer and provide services only to: (i) Jeffrey LLC, which will generally be deemed to be, and treated as if it were, a Family Client, and (ii) other Family Clients.

2.   The Applicant at all times will be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities as defined in

paragraph (d)(5) of the Family Office Rule.

3.   Jeffrey LLC at all times will be wholly owned by Family Clients.

4.   At all times the assets beneficially owned by Family Members and/or Family Entities (including assets beneficially owned by Family Members and/or Family Entities indirectly through Jeffrey LLC) will account for at least 75% of the assets for which the Applicant provides services.

5.   The Applicant will comply with all the terms for exclusion from the definition of "investment adviser" under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.